Cementos Lima S.A.

RECEIVED
2004 APR 22 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

VAL-047-04
April 15, 2004

Mr. Michael Hyatte
Securities and Excha
Division of Corporat
450 Fifth Street, N.
Washington, D.C. 20
U. S. A.

04024492

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Summary of resolutions adopted at the March 30, 2004 Obligatory Annual Meeting of Shareholders.

   Date: filed with CONASEV on March 31, 2004.

   Required by: CONASEV

2. Monthly information as of March 31, 2004 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on April 13, 2004.

   Required by: CONASEV

3. Quarterly information as of March 31, 2004 relating ADR transactions.

   Date: filed with CONASEV on April 13, 2004.

   Required by: CONASEV

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

RECEIVED
2004 APR 22 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE N° 82-3911

(1)

GF.0024.04

Lima, March 31, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Obligatory Annual Meeting of Shareholders held on March 30, 2004:

1. Approve the Annual Report 2003 as well as the Balance Sheet and related statements of Profit and Loss, Changes in Stockholders' Equity and Cash Flow for the fiscal years 2003 and 2002, duly reviewed by the independent auditors Messrs. MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (Members of ERNST & YOUNG).

2. **Election of the Board**

The Shareholders' Meeting elected the Board of Directors under the procedure with the representation of the minority, according to Art. 164 of the General Corporate Law and to Art. 14 of the Bylaws. This Board, elected for the 2002-2004 term, is comprised of the following members:

Jaime Rizo Patrón Remy	Chairman
Ricardo Rizo Patrón de la Piedra	Vice-Chairman
Alfredo Gastañeta Alayza	Director
Marcelo Rizo Patrón de la Piedra	Director
Juan de la Piedra Yzaga	Director
Carlos Ugás Delgado	Director
Jaime Sotomayor Bernós	Director
Julio Ramírez Bardález	Director
Hernando Aguirre Rey	Director

Cementos Lima S.A.

Alfredo Torres Guzmán	Director
Jesús Antonio Zamora León	Director

3. Appointment of Independent Auditors

The Shareholders' Meeting agreed to delegate on the Board of Directors the appointment of independent auditors for the Fiscal Year 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON6

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

2

VAL-045-04

April 13, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of March 31, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

3

VAL-046-04

April 13, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of March 31, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

	01/01/04 31/03/04
NUMBER OF ADRs ISSUED:	1,100
NUMBER OF ADRs CANCELLED:	306
NUMBER OF ADRs OUTSTANDING:	36,257
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	19.42
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/01/04
31/03/04

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	19.42
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1